VIA EDGAR

September 2, 2025

Kalkidan Ezra, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Digital Trust
File Nos. 333-255575 and 811-23659

Dear Ms. Ezra,

This response is provided on behalf of WisdomTree Digital Trust (the “Trust” or “Registrant”) with respect to Staff comments received orally on July 22, 2025, regarding the Registrant’s Post-Effective Amendment (“PEA”) No. 82, which was filed with the U.S. Securities and Exchange Commission on June 5, 2025, to register a new series of the Trust, the WisdomTree Private Credit and Alternative Income Digital Fund (the “Fund”). The Staff’s comments and the Registrant’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in PEA No. 82.

General Comments and Responses

1.	Comment: Please provide your responses to the Staff’s comments and a redlined Prospectus no later than five business days before the effective date of the Fund’s registration statement.

Response: The Registrant confirms that this correspondence and a redlined Prospectus and SAI will be provided to the Staff five business days before the effective date of the Fund’s registration statement.

2.	Comment: The Staff requests that the Registrant update all material or otherwise missing, incomplete or omitted information in the Fund’s Prospectus and Statement of Additional Information (“SAI”).

Response: The Registrant confirms that all missing information will be included in the Fund’s effective registration statement.

Prospectus Comments and Responses

3.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s completed fee table is set forth below.

WisdomTree Digital Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Acquired Fund Fees and Expenses	3.66%[1]
Total Annual Fund Operating Expenses	4.16%[2]

1	“Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.

2	The Total Annual Fund Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights and financial statements because the financial highlights and financial statements reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses, which are fees and expenses incurred indirectly by the Fund through its investments in certain underlying investment companies.

4.	Comment: Please consider defining “private credit” as that term is used throughout the Prospectus.

Response: The Registrant respectfully declines to make the requested change.

5.	Comment: The Staff notes the reference to “other alternative credit investments” in the fourth paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus. Please clarify what are the “other alternative credit investments.”

Response: The Registrant represents that “other alternative credit investments” are disclosed in the third paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus to be “public high-yield corporate bonds (“junk bonds”), broadly-syndicated loans, collateralized loan obligations, mortgage-backed securities, and other asset-backed securities.”

6.	Comment: The Staff notes that the sixth paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus states that constituents in the Index are equal-weighted. Please supplementally clarify “equal-weighted” and how each component is weighted.

Response: As an equal-weighted index, the Index assigns each constituent the same weight, regardless of market capitalization, which means that even the smallest capitalization companies in the Index have the same weight in determining the Index’s value as the largest capitalization companies. The Index is rebalanced quarterly, at which time each constituent’s weight is rebalanced to an equal weight within the Index. Between rebalances, constituent weights may drift due to market activity.

7.	Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent as its underlying Index. To the extent the Fund’s investments are focused in any sector or industry, please consider adding corresponding industry risk or sector risk disclosure under the “Principal Risks of Investing in the Fund” section.

Response: The Registrant respectfully declines to add the requested risk disclosure as concentration risk is not currently a principal risk of investing in the Fund.

8.	Comment: The Staff notes that the second sentence of the “Blockchain Technology Risk” under “Additional Principal Risk Information for the Fund” refers to an “individualized key.” Please clarify that the “key” reference is to a “private key.

Response: The Registrant has revised the disclosure to add “private” before “key.”

WisdomTree Digital Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

If you have any questions regarding this correspondence, please do not hesitate to contact me at (917) 267-3721.

Sincerely,

/s/ Ryan Louvar
Ryan Louvar, Esq.
Chief Legal Officer and Secretary, WisdomTree Digital Trust

cc:	Joshua Mayo, Esq. (WisdomTree Digital Trust)
Todd Zerega, Esq. (Morgan, Lewis & Bockius LLP)
Joseph Healy, Esq. (Morgan, Lewis & Bockius LLP)

WisdomTree Digital Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel